BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783


BAA

16 June 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA


03024075

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

pp **Alison Livesley**
Head of Investor Relations


SEC MAIL PROCESSING
RECEIVED
JUN 26 2003
WASH. D.C.
155
SECTION

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 16 June 2003

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Signed

Name

Date


SEC MAIL PROCESSING
RECEIVED
JUN 26 2003
WASH, D.C.

BAA

Embargoed until 0700 hrs Tuesday 10 June 2003

BAA ANNOUNCES MAY TRAFFIC FIGURES

BAA's seven UK airports handled a total of 10.9 million passengers in May, an increase of 2% against the same month last year. Compared with previous global crises, there has been no significant dip overall in traffic at BAA airports as a result of the Middle East conflict and the SARS epidemic.

There was strong growth in European scheduled traffic and on domestic routes, up 7.2% and 3.6% respectively, supported by low fares at Gatwick and Stansted. European charter traffic also rose by 2.7%.

Traffic to and from the Middle East picked up quickly following the end of military action in Iraq, however the SARS effect on Far East routes continued into May, with a 35% drop in passengers on those routes. North Atlantic traffic was also impacted by the global geopolitical climate, down 7% for the month.

Among individual airports Heathrow saw a fall in traffic of 4.2%, as it has been disproportionately affected by global issues, including the SARS virus, as Far East services are concentrated at Heathrow.

Gatwick grew by 4.3% this month and Stansted added 16.6%, both as a result of strong European scheduled and domestic traffic. Southampton's expanded range of scheduled services led to an increase of 41% this month, and Scottish airports added 4% traffic for the month.

In total BAA's airports recorded a drop of 0.3% in the number of air transport movements and a decrease of 1.5% in the amount of cargo tonnage handled.

Mf.../

News Release

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton



Corporate Affairs

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Caroline Corfield, BAA plc**
Tel:+44 (0) 20 7932 6654

City enquiries: **Alison Livesley, BAA plc**
Tel: +44 (0) 20 7932 6692

BAA Traffic Summary : May 2003

Terminal Passengers (000s)	Month	% Change*	Fin year to date: Apr to May 03	% Change**	12 months to May 03	% Change***
Heathrow	4,916.8	-4.2	9,806.4	-3.9	62,552.2	3.8
Gatwick	2,618.0	4.3	4,857.6	5.9	29,914.3	0.7
Stansted	1,607.0	16.6	2,878.5	10.9	17,028.0	18.5
London Area Total	**9,141.8**	**1.3**	**17,542.5**	**0.9**	**109,494.5**	**5.0**
Southampton	103.8	41.0	193.3	41.4	851.1	2.7
Glasgow	772.2	5.1	1,367.1	6.8	7,988.3	7.6
Edinburgh	643.4	5.9	1,248.9	8.1	7,166.2	11.6
Aberdeen	217.7	-4.8	424.4	-4.0	2,556.7	0.1
Scottish Total	**1,633.3**	**4.0**	**3,040.4**	**5.7**	**17,711.1**	**8.0**
BAA Total	**10,879.0**	**2.0**	**20,776.2**	**1.8**	**128,056.8**	**5.4**

Air Transport Movements	Month	% Change*	Fin year to date: Apr to May 03	% Change**	12 months to May 03	% Change***
Heathrow	37,650	-3.9	74,369	-4.0	458,027	0.6
Gatwick	20,593	-0.6	38,588	-0.4	237,160	0.8
Stansted	15,411	14.1	27,386	5.5	163,364	9.6
London Area Total	**73,654**	**0.3**	**140,343**	**-1.3**	**858,551**	**2.2**
Southampton	2,805	14.3	5,429	13.3	28,468	0.1
Glasgow	8,017	0.2	14,995	-0.3	88,684	-2.3
Edinburgh	8,951	-4.4	17,601	-3.3	105,600	2.1
Aberdeen	6,840	-6.4	13,404	-5.9	80,147	-6.5
Scottish Total	**23,808**	**-3.5**	**46,000**	**-3.1**	**274,431**	**-1.9**
BAA Total	**100,267**	**-0.3**	**191,772**	**-1.4**	**1,161,450**	**1.2**

Cargo (Metric Tonnes)	Month	% Change*	Fin year to date: Apr to May 03	% Change**	12 months to May 03	% Change***
Heathrow	102,913	-1.2	201,508	-0.7	1,251,644	7.3
Gatwick	18,414	-7.5	36,117	-7.8	237,035	-6.6
Stansted	15,801	2.9	31,686	4.0	193,359	13.7
London Area Total	**137,128**	**-1.6**	**269,311**	**-1.2**	**1,682,038**	**5.7**
Southampton	30	-18.9	66	-1.5	379	4.5
Glasgow	586	-1.3	823	-12.9	5,305	0.4
Edinburgh	2,411	4.7	4,345	24.3	23,890	46.1
Aberdeen	300	-9.4	589	-10.2	3,540	-14.2
Scottish Total	**3,297**	**2.2**	**5,757**	**12.9**	**32,735**	**27.0**
BAA Total	**140,455**	**-1.5**	**275,134**	**-0.9**	**1,715,152**	**6.1**

Above data excludes Air Taxi passengers and Air Taxi movements.

* compared to the month of May 2002

** compared to the two months April to May 2002

*** compared to the twelve months to May 2002

Market Comparison: May 2003

Market	*BAA Total May-02 (000s)*	*BAA Total May-03 (000s)*	*% Change*
Domestic	2,084	2,159	3.6
Eire	529	532	0.6
European Scheduled	3,962	4,246	7.2
European Charter*	1,285	1,320	2.7
North Atlantic	1,517	1,410	-7.0
Other Long Haul	1,290	1,213	-6.0
Total	**10,666**	**10,879**	**2.0**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary